Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Alexandre de JOYBERT

Tél. : + 33 (0) 47 44 61 41

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Notice of Appointment

Paris, January 21, 2014 – Maarten Scholten is appointed Senior Vice-President, General Counsel of Total.

Effective January 1, 2014, Maarten Scholten is appointed Senior Vice-President, General Counsel of Total. He succeeds to Peter Herbel. Maarten Scholten will report to Christophe de Margerie, Chairman and CEO of Total.

Mr. Scholten joins Total’s Management committee.

Maarten Scholten has almost 30 years of extensive legal and financial experience from the oil industry.

During his 20 years career at Schlumberger, Mr. Scholten served in Senior and Executive positions as Director of Legal Service, Head of Finance, President Schlumberger Oilfield Services ECA (Europe, Africa and CIS), and Director Mergers & Acquisitions/Business Development.

Mr. Scholten holds a Master of Science in politics from the University of Paris (Sorbonne) and a JD Commercial Law from the University of Amsterdam. He is a Dutch citizen.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com